PROSPECTUS

SULPHCO, INC.

2,026,570 Shares of Common Stock

This prospectus relates to the reoffer and resale, from time to time, of up to 2,026,570 common shares by the selling security holders listed on page 19 of this prospectus.

The reoffer and resale of the common shares covered by this prospectus will be made by the selling security holders listed in this prospectus in accordance with one or more of the methods described in the plan of distribution, which begins on page 26 of this prospectus. We will not receive any of the proceeds from the sale of any common shares by the selling security holders, but we have agreed to bear certain expenses of registering the resale of the common shares under federal and state securities laws.

Our common stock is listed on the American Stock Exchange under the symbol "SUF." On March 27, 2008, the last reported sale price of our common stock on the American Stock Exchange was $4.10 per share.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated April 4, 2008

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

SUMMARY

This summary highlights important information included in or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the documents incorporated by reference in this prospectus.

References to "we," "us," "our company" and "SulphCo" refer to SulphCo, Inc.

Our Business

We are engaged in the business of developing and commercializing our patented and proprietary technology for the “upgrading” of crude oil by reducing its relative density, its viscosity, and its sulphur and nitrogen content. Our patented and proprietary process, which we refer to as Sonocracking,™ is based upon the novel use of high power ultrasound – the application of high energy, high frequency sound waves – which alters the molecular structure of the crude oil. This decreases the relative density and the viscosity of crude oil and correspondingly increases the amount of lighter oils that can be recovered during the refining processes. Other beneficial changes to the crude oil as a result of the Sonocracking™ technology include a reduction in the weight percentage of sulphur as well as a reduction in the parts per million of nitrogen.

The potential markets for our Sonocracking™ technology and our Sonocracker™ units include crude oil producers (upstream markets), transporters and blenders (mid-stream markets) and refiners (down stream markets). The economic value of crude oil is driven largely by characteristics such as API gravity (relative density), sulphur content and total acid number (“TAN”). Because our technology is designed to decrease the relative density of crude oil and at the same time reduce the sulphur content in a cost-effective way, the successful commercialization of our technology can be expected to produce economic benefits to future customers in these markets.

Business Development Activities Update

The following is an update on the significant activities the Company has been pursuing.

With respect to the Company’s ongoing commercial efforts, we continue to see a high level of interest in the Sonocracking™ process as potential customers see the value that can be driven by the technology. We are pursuing what we believe are opportunities presenting the highest likelihood of success for the technology (i.e., crudes with high sulphur content) and are working with several customers to achieve that goal.

On February 11, 2008, we announced that we had signed an agreement with Pt. Isis Megah (“Isis”), an Indonesian oil and gas services company, which grants Isis an exclusive distributorship in the sales territories of India, Malaysia, Singapore and Indonesia (the “Sales Territories”). We concurrently announced a customer order, subject to the conditions described below, procured through Isis, for Sonocracking™ units with at least thirty thousand barrels per day of processing capacity to be shipped at our expense from Fujairah to a designated port within the Sales Territories. On arrival, Isis will pay all entry costs and duties, the cost of transportation from the port of entry to the customer’s refinery and all installation costs. We will then provide advisory personnel and on-site project management to insure proper installation, start-up and commissioning.

The order is conditioned upon the execution of an operating agreement with the customer and we have preliminarily agreed that the following material terms and conditions must be part of such an operating agreement: i) SulphCo shall receive an agreed processing fee for each barrel of installed processing capacity of the units; ii) the processing fee shall be adjusted annually, based on benchmark performance targets; iii) the customer shall be responsible for all operating and maintenance expenses (including parts replacement); iv) title to the units shall remain with SulphCo, v) the operating agreement shall have a term of five years; vi) payment of processing fees shall commence after successful completion of a continuous seven day performance test; and vii) installation costs will be reimbursed by SulphCo out of operating revenues. Neither Isis nor the customer may operate the Sonocracking™ units prior to execution of such an agreement.

In the event, for any reason, we are unable to agree upon the terms of an operating agreement, the contingent customer order will be canceled and Isis shall remove and return the units to SulphCo at its expense. In addition, should the units, after commissioning and completion of trial runs, fail to achieve the performance targets established in the operating agreement, the customer order may also be canceled.

Fujairah

During 2007, we completed the first phase of a 180,000 barrel per day Sonocracking™ test facility in Fujairah, UAE (the “Fujairah Facility”) the construction of which commenced in 2006. In August of 2007, we commissioned the first Sonocracking™ unit at the Fujairah Facility. The commissioning included the completion of infrastructure and ancillary facilities, including electric, cooling, water tanks, sludge tanks, pumps, control systems, a water separator and external feed lines, sufficient to allow continuous operation of one of the six commercial scale 30,000 barrels per day Sonocracking™ units installed at the Fujairah Facility. Following the commissioning of this unit, we conducted several rounds of testing.

The purpose of these tests was to evaluate the performance of our equipment during trial runs in a working commercial environment. During 2007, we conducted four separate sets of trials with several qualities of fuel and crude oil, supplied by tanker truck, utilizing both a modified SulphCo probe design as well as an Industrial Sonomechanics, LLC (“ISM”) based probe designs. Both treated and untreated samples were sent to a third party laboratory (Caleb Brett) for appropriate analyses. While we encountered some operational issues using a prototype of the newly licensed ISM-probe design in one of the trials, the results overall were positive and can be summarized as follows: Using heavy fuel oil as the Sonocracking™ process feed, we were able to demonstrate under certain processing conditions, an improvement of up to 3 degrees in the API gravity, up to 23% sulphur reduction by weight, and up to 20% viscosity reduction. Utilizing crude oil as the Sonocracking™ feedstock, we were able to achieve up to 2 degrees of improvement in the API gravity and up to 18% sulphur reduction by weight using the improved SulphCo design probe. In contrast, the new ISM design probe significantly outperformed the SulphCo design probe achieving up to a 47% sulphur reduction by weight in the processed crude.

In 2008 we plan to continue to utilize the Fujairah Facility as a test and validation venue for the Sonocracking ™ process as well as for customer demonstration purposes.
European Testing Activities

In 2006 we entered into an agreement with a major European oil producer and refiner to test our Sonocracking ™ technology. Testing commenced in the first quarter of 2007 utilizing a 15,000 barrel per day unit, initially at a refinery location and subsequently at a remote field production site, permitting us to run a variety of light and heavy crude oils. Over the following six months we conducted runs utilizing several probe designs. Although the trials took longer than planned due to the remote location and the need to reconfirm the initial test results, we again were able to again demonstrate during extended trial runs that the improvements to the SulphCo design probe greatly enhanced reliability. The test results with respect to API gravity and viscosity improvements were consistent with those achieved in Fujairah. However, we were not able to conduct meaningful testing for sulphur reduction during these trials due to the extremely low sulphur content in the crudes tested. Nevertheless, the overall results were encouraging and meetings are planned with our European testing partner in early 2008 to discuss the go forward plan.

South Korea

In connection with the SulphCo KorAsia project, in January 2008, essential equipment was ordered and scheduled for shipment to South Korea in preparation for trials in early February. Included among the equipment to be delivered were the new ISM ultrasonic probe and the SulphCo designed control unit, which should allow for precise measurement and understanding of the probe operation during the upcoming tests. Due to unforeseen circumstances, some of the equipment was not received in time to commence testing during February 2008. Although this program has been delayed for several reasons, including the need to assure protection of our intellectual property and the recently licensed ISM technology, we expect to proceed with the testing of Khafji crude (~3% sulphur by content) during the latter part of the first quarter of 2008 or the early part of the second quarter of 2008.

Houston, Texas

Beginning in the fall of 2007 and continuing into the first quarter of 2008, we have concentrated our engineering efforts on two important projects, the first being the development of a reduced scale laboratory version of our 5,000 barrel per day prototype commercial scale Sonocracker™ and the second being the conversion of a 5,000 barrel per day Sonocracking™ skid into a mobile unit. The reduced scale laboratory unit will allow for test trials with flow rates as low as 1 gallon per minute, and, should permit us to develop meaningful data from as little as one barrel of a customer supplied crude oil sample. Our new mobile 5,000 barrel per day skid is in the final stages of testing and should be operational by the end of the first quarter of 2008. By allowing us immediate and straightforward access to multiple customers’ sites in the Southwest U.S., this mobile unit should permit us to develop processing windows for a wide range of crude qualities.

Probe Development

The ultrasound probe and reactor assembly is the key to the Sonocracking™ process. Since the Company’s inception, we have focused our efforts on the design and development of high power reliable ultrasound probes. Until last year, the ultrasonic probes and transducers designed and manufactured by SulphCo failed to perform to the level of reliability required for commercial applications. As a result, a new strategy was implemented in the beginning of 2007 shifting from the manufacturing of ultrasound probe transducers internally to outsourcing to capable manufacturing partners. Our new strategy has been successful, dramatically increasing probe reliability while simultaneously enhancing power output and efficiency. The original Series I probe would sometimes fail in a matter of minutes. In contrast, the newer generation Series II probe should be capable of running for weeks at a time. Throughout the remainder of 2007 we concentrated our efforts on the improvement of the SulphCo Series II ultrasonic probe design, but also investigated in parallel probe designs developed by other manufacturers.

On November 15, 2007, we announced an agreement with ISM, granting us an exclusive license for ISM’s patented ultrasound horn design as well as the rights to their patent pending reactor design. Our relationship with ISM dates back to March of 2007, when initial discussions took place regarding the technology’s potential. In furtherence of the ISM relationship, we authorized Märkisches Werk (“MWH”) to produce full-scale prototype probes for testing in the laboratory. Once comfortable with a performing probe, we sent prototypes to the Fujairah Facility for testing on fuel oil and crude oil. Based on promising initial results and several discussions with the scientists at ISM, we entered into a license agreement for the use of ISM’s technology as well as a consulting agreement with ISM’s scientists, to enable us to expeditiously adapt these probes to our process.

We are a development stage company. From our inception through the date of this prospectus, we have not generated any material revenues and have not made a profit. As of December 31, 2007, we have an accumulated deficit of approximately $120.0 million. We are unable to predict when we will be able to generate revenues from commercial activities on a sustained basis or the amounts expected from such activities. Our ability to generate revenues and profits in the future is dependent upon the successful commercialization of our Sonocracking™ technology. We cannot assure you when or if our Sonocracking™ technology will be successfully commercialized or when or if we will be able to generate material revenues on a sustained basis or achieve or maintain profitability even if we succeed in commercializing our technology.

Information Regarding Our
Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As of December 31, 2006 and in subsequent quarters through June 30, 2007, we detected material weaknesses in our disclosure controls and procedures regarding information required to be included in SEC reports. As a result of these weaknesses, management had concluded that as of December 31, 2006, and in subsequent quarters through June 30, 2007, our disclosure controls and procedures were not effective as of such dates. In particular, management concluded that:

•	There were deficiencies in the communications between previous management to the Board of Directors and the Audit Committee;

•
We did not have adequate controls over the accounting, review and processing of transactions involving decisions to expense or capitalize certain items involving research and development, fixed assets and patent maintenance;

•	We did not have adequate transaction controls over the accounting, review and processing of liability recognition at the end of accounting periods;

•	We did not have adequate controls over the accounting, review and processing of transactions involving issuances of stock and options or cash commitments; and

•	We lacked personnel with sufficient financial expertise and experience to make appropriate judgments resulting in appropriate accounting and financial reporting.

In the first quarter of 2007, the Company began taking corrective actions to address these material weaknesses, including the appointment of a new CEO and a new President. In the second quarter of 2007, the Company continued these corrective actions with the appointment of a new CFO with more experience in public company reporting. With the addition of these executives, communications between the Company’s management and the Board of Directors, as well as our internal controls over accounting and financial reporting were vastly improved. As a result of these corrective actions and the Company’s remediation efforts during the year ended December 31, 2007, the Company concluded that, as of December 31, 2007, its disclosure controls and procedures were effective.

Our Company

We were incorporated in the State of Nevada in 1986. Our predecessor, GRD, Inc., commenced its current line of business in 1999. Our executive offices are located at 4333 W. Sam Houston Pkwy N., Suite 190, Houston, TX 77043. Our telephone number is (713) 896-9100. Our corporate website is www.sulphco.com. Information contained in our website is not part of this prospectus.

The Shares Offered in this Prospectus

Common stock offered
Up to 2,026,570 shares of our common stock are being offered by the selling security holders under this prospectus.

1,976,570 shares are shares of common stock underlying warrants issued to certain investors, pursuant to Amendment No. 2 to Securities Purchase Agreements and Warrants, dated as of November 28, 2007. Details of the these warrants are as follows:

• All warrants are exercisable at $7.00 per share;
• Warrants have a 3-year term.

45,000 shares are shares of common stock underlying warrants issued to Industrial Sonomechanics, LLC, who received such shares as a fee under an exclusive licensing agreement with the Company (the “ISM Agreement”). These warrants are exercisable at $6.025 per share and have a three-year term.

5,000 shares are shares of common stock underlying warrants issued to JM Resources LLC, who received such shares under the ISM Agreement. These warrants are exercisable at $6.025 per share and have a three-year term.

Use of Proceeds
All of the shares of common stock being offered under this prospectus are being offered and sold by the selling security holders. Accordingly, although we may receive proceeds from time to time from the exercise of warrants by the selling security holders, we will not receive any proceeds from the resale of the shares by the selling security holders.

Transfer Agent and Registrar	Integrity Stock Transfer

RISK FACTORS

We are a development stage company with a limited operating history, which makes it more difficult to predict whether we will be able to successfully commercialize our technology and implement our business plan. Our auditors have included a “going concern” emphasis paragraph in their audit report.

We are a development stage company with a limited operating history, and our principal technologies and products are not yet commercially proven. Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan. In addition to this, our auditors have included a “going concern” emphasis paragraph in their audit report relating to our financial statements as of December 31, 2007, indicating that as a result of significant recurring losses, substantial doubt exists about our ability to continue as a going concern.

Our technologies are not fully developed, are commercially untested, and therefore, the successful development and commercialization of our technologies remain subject to significant uncertainty.

Our activities, to date, have involved the research and development of our crude oil desulphurization and upgrading technologies and the construction of a test facility. We have not yet generated any material revenues since commencing these activities in January 1999. Commercial application of our technologies will require further investment, development and testing. We may be unable to complete the commercialization of our technologies on a timely basis, or at all.

Development and commercialization of a new technology, such as our Sonocracking™ process, is inherently subject to significant risks. Accordingly, we cannot assure that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale testing or that we will be able to successfully commercialize our technology. Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many months or years to complete. We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all. In addition, we cannot be certain that, once our processing unit is made operational in a commercial setting, the unit will perform as expected. Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

We have a history of operating losses and have not generated material revenues to date, and we are unable to predict when or if we will generate material revenues on a sustained basis or achieve profitability.

We have not generated any material revenues, and we have experienced significant operating losses in each period since we commenced our current line of business in January 1999. As of December 31, 2007, we had an accumulated deficit of approximately $120.0 million, including approximately $14.5 million of stock-based compensation expense. These losses are principally associated with the research and development of our Sonocracking™ units, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technology. We cannot predict when or to what extent our technology or resulting products will begin to produce revenues on a sustained basis, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue on a sustained basis, our losses will continue. If this occurs, we may be compelled to significantly curtail our business activities or suspend or cease our operations.

We may not have sufficient working capital in the future, and we may be unable to obtain additional capital, which could result in the curtailment, suspension or cessation of our business activity. If we obtain additional financing, you may suffer significant dilution.

In the past we have financed our research and development activities primarily through debt and equity financings. Our existing capital resources may not be sufficient to fund our cash requirements for the next 12 months based upon our current levels of expenditures and anticipated needs. We expect that additional working capital will be required in the future. There is substantial doubt about our ability to continue as a going concern, as discussed in Note 1 to our 2007 annual financial statements (incorporated herein by reference). Our ability to continue as a going concern is dependent on our ability to implement our business plan and raise additional funds.

The extent and timing of our future capital requirements will depend upon several factors, including:

•	Continued progress toward commercialization of our technologies;

•	Rate of progress and timing of product commercialization activities and arrangements; and

•
In the event that a collaborative partner is necessary, our ability to establish and maintain collaborative arrangements with third parties for product development, commercialization, marketing, sales and manufacturing.

Accordingly, our capital requirements may vary materially from those currently planned, and we may require additional financing sooner than anticipated.

Sources of additional capital, other than from future revenues (for which we presently have no commitments) include proceeds from the exercise of warrants issued to certain investors in March and November of 2007, funding through collaborative arrangements, licensing arrangements and debt and equity financings. We do not know whether additional financing will be available on commercially acceptable terms when needed. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, or respond to unanticipated requirements. If we are unable to secure such additional financing, we may have to curtail, suspend or cease all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Commercial activities by us in foreign countries could subject us to political and economic risks which could impair future potential sources of revenue or impose significant costs.

We are currently engaged in activities outside the U.S., including the United Arab Emirates, Austria, Indonesia, Canada, South America and South Korea, and we expect to continue to do so in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies. The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

•	Government activities that may result in the curtailment of contract rights;

•	Government activities that may restrict payments or limit the movement of funds outside the country;

•	Confiscation or nationalization of assets;

•	Confiscatory or other adverse foreign taxation regulations;

•	Acts of terrorism or other armed conflicts and civil unrest;

•	Currency fluctuations, devaluations and conversion restrictions; and

•	Trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

We may have difficulty managing our growth.

We expect to experience significant growth if we are successful in our efforts to roll out our Sonocracking™ units on a worldwide basis. This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products, and could place a strain on our operational, human and financial resources. To manage growth effectively, we must:

•	attract and retain qualified personnel;

•	upgrade and expand our infrastructure so that it matches our level of activity;

•	manage expansion into additional geographic areas; and

•	improve and refine our operating and financial systems and managerial controls and procedures.

If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

Our strategy for the development and commercialization of our technologies contemplates collaborations with third parties, making us dependent on them for our success.

We do not possess all of the capabilities to fully commercialize our desulphurization and upgrading technologies on our own. Our success may depend upon partnerships and strategic alliances with third parties. Collaborative agreements involving the development or commercialization of technology such as ours generally pose such risks as:

•	Collaborators may not pursue further development or commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

•
Collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;

•	Collaborators could independently develop, or develop with third parties, products that could compete with our future products;

•	The terms of our agreements with collaborators may not be favorable to us;

•	A collaborator may not commit enough resources, thereby delaying commercialization or limiting potential revenues from the commercialization of a product;

•
Collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator’s objectives or expectations, and such termination could subject us to increased capital requirements if we elected to pursue further activities.

We have very limited manufacturing, marketing and sales experience, which could result in delays to the implementation of our business plan.

We have very limited manufacturing, marketing and product sales experience. We cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

We rely on third parties to provide certain components for our products. If our vendors fail to deliver their products in a reliable, timely and cost-efficient manner, our business will suffer.

We currently depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

We are highly dependent on our key personnel to manage our business, and because of competition for qualified personnel, we may not be able to recruit or retain necessary personnel. The loss of key personnel or the inability to retain new personnel could delay the implementation of our business plan.

Our success depends to a significant degree on the continued services of our senior management and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel. We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel. None of our senior management or key personnel has long term employment agreements with us. We do not maintain key person insurance on any members of our management team or other personnel. The loss of one or more key employees or our inability to attract additional qualified employees could delay the implementation of our business plan, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

Because the market for products utilizing our technologies is still developing and is highly competitive, we may not be able to compete successfully in the highly competitive and evolving desulphurization and upgrading market.

The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance. Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to utilize our products or license our technology. To the extent we do not achieve market penetration, it will be difficult for us to generate meaningful revenue or to achieve profitability.

The success of our business is highly dependent on our patents and other proprietary intellectual property, and we cannot assure you that we will be able to protect and enforce our patents and other intellectual property.

Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology, including rights to the intellectual property of others obtained through licensing agreements, such as our license agreement with Industrial Sonomechanics, LLC. We rely primarily on a combination of patent, copyright, trademark and trade secrets laws to protect our intellectual property. Although we have filed multiple patent applications for our technology, and we have five issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged. Also, we cannot assure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with our employees and third parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

We are a new entrant in our business and we face significant competition.

We are a new entrant in the market for development and sale of upgrading and sulfur reduction technology to the oil industry. We face well-established and well-funded competition from a number of sources. Our competitors in this area include manufacturers of conventional refinery desulphurization equipment and major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

Regulatory developments could have adverse consequences for our business.

The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our Sonocracking™ technology for desulphurization, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, including laws and regulations which may apply to the use and operation of our Sonocracker™ units, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

To date, environmental regulation has not had a material adverse effect on our business, which is presently in the development stage. However, future activities may subject us to increased risk when we commercialize our units by reason of the installation and operation of these units at customer sites. We intend to address these risks by imposing contractual responsibility whenever practicable, on third party users for maintaining necessary permits and complying with applicable environmental laws governing or related to the operation of our units. However, these measures may not fully protect us against environmental risks. Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws. We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future related to environmental regulation. However, such future liabilities and costs could be material.

We may be sued for product liability, which could result in liabilities which exceed our available assets.

We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us. If we are sued for any injury caused by our products, our liability could exceed our available assets.

We are the defendant in several lawsuits, in which an adverse judgment against us could result in liabilities which exceed our available assets.

Details of the current status of outstanding litigation involving the Company are available in the Form 10-K for the fiscal year ended December 31, 2007. An adverse judgment in any of these cases could result in material harm to our business or result in liabilities that exceed our available assets.

Our stock price is volatile, which increases the risk of an investment in our common stock.

The trading price for our common stock has been volatile, ranging from a sales price of $0.21 in October 2003, to a sales price of over $19.00 per share in January of 2006. The price has changed dramatically over short periods with decreases of more than 50% and increases of more than 100% percent in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

Sales of our common stock, or market expectations of such sales, may have an adverse impact on the market price of our common stock.

This prospectus relates to the sale of up to 2,026,570 shares of common stock by the selling security holders. Large sales volumes by the selling security holders or market expectations of such sales could adversely affect the market price of our common stock.

The potential exercise of outstanding warrants and options and the potential conversion of our convertible notes could adversely affect the market price of our common stock, dilute the holdings of existing stockholders and impede our ability to obtain additional equity financing.

As of March 24, 2008, we had outstanding (i) warrants to purchase 6,002,068 shares of our common stock, (ii) options to purchase 2,558,058 shares of our common stock and (iii) notes payable convertible into 1,231,592 shares of our common stock. If the warrant and option holders exercise their warrants and options and convertible note holders convert their convertible notes, we will be obligated to issue additional shares of common stock at the stated exercise or conversion price. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. Future sales of shares issuable on the exercise of outstanding warrants and options or the conversion of the convertible notes at fixed prices below prevailing market prices, or expectations of such actions, could adversely affect the prevailing market price of our common stock, particularly since such warrants or options may be exercised and the convertible notes may be converted at a fixed price and resold. Further, the holders of the outstanding warrants or options and the holders of the convertible notes may exercise or convert them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not presently intend to pay dividends on our common stock until we are able to generate revenues and profits on a sustained basis and available cash exceeds our working capital requirements. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

In certain cases, our board of directors has the ability to issue additional shares of our common stock without obtaining the approval of our stockholders, which issuances may result in further dilution to our stockholders.

Our corporate charter currently authorizes our board of directors to issue up to 110,000,000 shares of common stock, of which 80,848,416 shares were outstanding as of March 24, 2008. In certain cases, the power of the board of directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of our stockholders.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Rights, preferences and privileges applicable to future preferred stock issuances could include dividend, liquidation and voting rights which are greater than rights afforded our common stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

Our former Chairman and CEO may attempt to control corporate decisions, and his interests may differ from the interests of other stockholders.

As of the date of this prospectus, Rudolf W. Gunnerman beneficially owned approximately 32.5% of our issued and outstanding common stock. Accordingly, Dr. Gunnerman may effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Dr. Gunnerman’s interests may differ from the interests of other stockholders and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

There may be adverse consequences to our shareholders and our business if our common stock ceases to be quoted on the American Stock Exchange or a principal stock exchange.

To continue to be listed on the American Stock Exchange, we must maintain certain requirements. If we fail to satisfy one or more of the requirements, our common stock may be delisted. If our common stock is delisted, and does not become listed on another stock exchange, then it will be traded, if at all, in the over-the-counter market commonly referred to as the NASD, Inc. OTC Bulletin Board or the "pink sheets." If this occurs, it may be more difficult for you to sell our common stock.

Because our common stock may be subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

If our common stock trades below $5.00 per share and is not listed on the American Stock Exchange or a national or regional securities exchange, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

As of December 31, 2006 and in subsequent quarters through June 30, 2007 we had concluded that our disclosure controls and procedures regarding information required to be included in SEC reports were not effective due to material weaknesses, and we might find other material weaknesses in the future which may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

As of December 31, 2006 and in subsequent quarters through June 30, 2007, we detected material weaknesses in our disclosure controls and procedures regarding information required to be included in SEC reports. As a result of these weaknesses, management had concluded that as of December 31, 2006, and in subsequent quarters through June 30, 2007, our disclosure controls and procedures were not effective as of such dates. In particular, management concluded that:

•	There were deficiencies in the communications between previous management to the Board of Directors and the Audit Committee;

•
We did not have adequate controls over the accounting, review and processing of transactions involving decisions to expense or capitalize certain items involving research and development, fixed assets and patent maintenance;

•	We did not have adequate transaction controls over the accounting, review and processing of liability recognition at the end of accounting periods;

•	We did not have adequate controls over the accounting, review and processing of transactions involving issuances of stock and options or cash commitments; and

•	We lacked personnel with sufficient financial expertise and experience to make appropriate judgments resulting in appropriate accounting and financial reporting.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing our business strategy;
•	development, commercialization and marketing of our products;
•	our intellectual property;
•	our estimates of future revenue and profitability;
•	our estimates or expectations of continued losses;
•	our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;
•	difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
•	our estimates regarding our capital requirements and our needs for additional financing;
•	attracting and retaining customers and employees;
•	sources of revenue and anticipated revenue; and
•	competition in our market.

These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling security holders, nor will any of the proceeds from the sale of shares by the selling security holders be available for our use or otherwise for our benefit. All proceeds from the sale of the shares will be for the account of the selling security holders.

Proceeds from the exercise of warrants by the selling security holders, if any, will be used for working capital and general corporate purposes. We will retain broad discretion as to the use of proceeds from the exercise of warrants.

SELLING SECURITY HOLDERS

Up to 2,026,570 shares of our common stock are being offered by the selling security holders under this prospectus. Details of the share issuances are described below.

Amendment No. 2 to Securities Purchase Agreements and Warrants

Pursuant to Amendment No. 2 to Securities Purchase Agreements and Warrants (“Amendment No. 2”), dated as of November 28, 2007, between the Company and certain accredited investors, we agreed to issue warrants to purchase an aggregate of 1,976,570 shares of our common stock at $7.00 per share. These warrants were granted to these investors as an incentive to immediately exercise warrants (the “Original Warrants”) that had been issued to such holders under Amendment No. 1 to Securities Purchase Agreement, dated as of March 12, 2007. The Original Warrants were exercised by November 28, 2007, resulting in gross proceeds to the Company of approximately $5.3 million. New warrants were issued to replace the exercised warrants on a one to one basis, granting the exercising Original Warrant holders a right to purchase an aggregate of 1,976,570 shares of our common stock.

The warrants we issued in connection with Amendment No. 2 (the “Warrants”) are exercisable for a period of 36 months commencing on their date of issuance. The Warrants contain anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events. Payment of the exercise price of the Warrants may be made, at the option of the Warrant holder, either in cash or by a "cashless exercise." Upon a cashless exercise, in lieu of paying the exercise price in cash, the Warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

Amendment No. 2 requires us to register the shares of our common stock issuable upon exercise of the derivative securities for the accounts of the selling security holders. This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering the resale of such shares of our common stock from time to time by the selling security holders.

Shares Issued to Industrial Sonomechanics, LLC and JM Resources LLC

Pursuant to that certain License Agreement dated as of November 9, 2007, the Company agreed to issue warrants to purchase 45,000 shares of common stock share to Industrial Sonomechanics, LLC and warrants to purchase 5,000 shares of common stock to JM Resources LLC, at an exercise price of $6.025 per share. The warrants vest immediately and have a three-year term.

The sale and issuance of the units, common stock, warrants, additional investment rights and related securities are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933 and have been made without general solicitation or advertising.

Except as indicated in the notes to the table appearing below, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

The following table sets forth information with respect to the number of shares of common stock which are beneficially owned by the selling security holders named below based on information received by us from the selling security holders on or before December 27, 2007, and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days are included in the table. Except as indicated by footnote, to our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. The table assumes that the selling security holders exercise all of their rights and warrants, and sell all of such shares. We are unable to determine the exact number of shares that will actually be offered or sold pursuant to this prospectus. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of the common stock shown as beneficially owned by them since the date information was provided to us by the selling security holders, in transactions exempt from the registration requirements of the Securities Act of 1933 or pursuant to the prospectus. Some of the selling security holders may also hold additional shares that have previously been registered under the Securities Act of 1933.

	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered	Number of Shares Owned After the Offering	Percentage of Shares Owned After the Offering

The Merav Abbe Irrevocable Trust	651,668	(1)	95,300	556,368	*
Nancy Abbe Trust	190,590	(2)	48,000	142,590	*
Colman Abbe	95,286	(3)	24,000	71,286	*
Cranshire Capital, L.P.	448,000	(4)	87,500	360,500	*
Romana Ltd.	546,469	(5)	95,294	451,175	*
Scot J. Cohen	1,610,992	(6)	341,320	1,269,672	1.57
Bruce T. Bernstein	71,470	(7)	35,735	35,735	*
Morris Wolfson	519,848	(8)	25,000	494,848	*
Aaron Wolfson	1,282,860	(9)	50,000	1,232,860	1.52
Iroquois Master Fund Ltd.	1,291,705	(10)	350,000	941,705	1.12
Ellis International Limited Inc.	713,674	(11)	216,510	447,164	*
Ellis Capital LLC	653,301	(11)	150,000	503,301	*
Michael Gantcher	70,500		10,500	60,000	*
Joshua Silverman	73,287	(12)	10,500	62,787	*
Brian Daly	35,732	(13)	11,911	23,821	*
Eli Levitin	250,137	(14)	10,000	240,137	*
Abraham Wolfson	371,105	(15)	15,000	356,105	*
South Ferry #2	890,487	(16)	100,000	790,487	*
Ari Dani Corp.	235,000	(17)	50,000	185,000	*
Northfield Advisors Inc.	250,000	(18)	250,000	-	*
Industrial Sonomechanics, LLC	45,000	(19)	45,000	-	*
JM Resources LLC	5,000	(20)	5,000	-	*
TOTAL**			2,026,570
_______________

*	Less than 1%.

**
Reflects beneficial ownership as determined in accordance with the provisions of Section 13 under the Securities Exchange Act of 1934 and the applicable rules thereunder, which in some instances results in the same shares reflected as being owned by more than one selling security holder. Accordingly, the total number of shares shown in this column as being owned prior to the offering is greater than the sum of the “Number of Shares Being Offered” and “Number of Shares Owned After the Offering.”

(1)	Colman Abbe, as the trustee of The Merav Abbe Irrevocable Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is the father-in-law of Merav Abbe.

(2)	Colman Abbe, as the trustee of the Nancy Abbe Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is Nancy Abbe’s husband.

(3)
The beneficial ownership amount includes the number of shares owned by The Merav Abbe Irrevocable Trust and the Nancy Abbe Trust, for which Colman Abbe is the trustee. Colman Abbe is Merav Abbe’s father-in-law and Nancy Abbe’s husband.

(4)
Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchel P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P. Cranshire confirms as follows: (i) that Cranshire was not part of the debenture financing and was unaware of the debenture financing until it was publicly announced, (ii) that it is Cranshire's policy not to enter into any short sales or other securities transactions while in possession of material, non-public information regarding the security in question, and (iii) that Cranshire acknowledges, and it is Cranshire's policy to comply with, the Staff's position that short sales of common stock made prior to the effectiveness of a PIPE re-sale registration statement may not be covered with the shares acquired in the PIPE transaction and subject to such registration statement.

(5)	Moses Kraus is the person with dispositive voting or investment control.

(6)
Scot Cohen is a director of Iroquois Master Fund, Ltd (“Iroquois”). Joshua Silverman is also a director of Iroquois. Scot Cohen does not have the power to vote or otherwise dispose of securities held by Iroquois or Joshua Silverman, and Iroquois and Joshua Silverman do not have the power to vote or otherwise dispose of securities held by Scot Cohen. Scot Cohen is the founder of the Scot Jason Cohen Foundation, Inc. (the “Foundation”). Scot Cohen does not have the power to vote or otherwise dispose of securities held by the Foundation and the Foundation likewise does not have the power to vote or otherwise dispose of securities held by Scot Cohen.

(7)	Bruce Bernstein is a co-owner with Brian Daly of Rockmore Capital, LLC, an unregistered investment adviser.

(8)
The beneficial ownership amount includes the number of shares owned by South Ferry #2, for which Morris Wolfson is the portfolio manager. Morris Wolfson disclaims beneficial ownership of the South Ferry #2 shares. He is the brother of Aaron Wolfson and Abraham Wolfson.

(9)
Aaron Wolfson is a General Partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Morris Wolfson and Abraham Wolfson.

(10)
Iroquois Master Fund Ltd. is a Cayman Islands corporation, of which Scot Cohen and Joshua Silverman are directors. Iroquois has no power to vote or otherwise dispose of the securities held by either Scot Cohen or Joshua Silverman.

(11)	Martin Chopp and Wilhelm Ungar are the persons with dispositive voting or investment control of Ellis International Limited Inc. and Ellis Capital LLC.

(12)
Joshua Silverman is a director of Iroquois Master Fund Ltd. Scot Cohen is also a director of Iroquois. Neither Scot Cohen nor Joshua Silverman has the power to vote or dispose of the securities held by the other.

(13)	Brian Daly is a co-owner with Bruce Bernstein of Rockmore Capital, LLC, an unregistered investment adviser.

(14)	Eli Levitin is employed by Acta Realty Corp. (d/b/a The Wolfson Group), as Managing Director and General Counsel.

(15)
Abraham Wolfson is a general partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Aaron Wolfson and Morris Wolfson.

(16)	Morris Wolfson is the portfolio manager of South Ferry #2. Aaron Wolfson and Abraham Wolfson are general partners of South Ferry #2.

(17)	David Yisrael is the person with dispositive voting or investment control.

(18)	Primeway SA has voting or investment control. The directors of Primeway SA are James Stuart Scobie, Stuart Wilkins, Philippe Robadin, Beat Kunz, Howard Nightingale and Andrew Cleeton.

(19)	Alexey Peshkovsky is the person with dispositive voting or investment control.

(20)	Jeff Meyer is the person with dispositive voting or investment control.

Based on information obtained from the selling security holders, except as provided otherwise above, none of the selling security holders have an existing short position in SulphCo’s common stock.

The following table provides details on all prior securities transactions between SulphCo (or any of our predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons).

June 3, 2004 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$4.10
Nancy Abbe Trust	06/03/2004	50,823,083	14,428,170	225,001		$0.93	$4.10
Colman Abbe	06/03/2004	50,823,083	14,428,170	112,500		$0.93	$4.10
Cranshire Capital, L.P.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$4.10
Romana Ltd.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	$4.10
Scot J. Cohen	06/03/2004	50,823,083	14,428,170	2,025,000		$0.93	$4.10
Bruce T. Bernstein	06/03/2004	50,823,083	14,428,170	168,753		$0.93	$4.10
Brian Daly	06/03/2004	50,823,083	14,428,170	56,249		$0.93	$4.10
Morris Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	$4.10
Aaron Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	$4.10
Ellis International Limited Inc.	06/03/2004	50,823,083	14,428,170	1,012,500		$0.93	$4.10

TOTAL				5,625,001	38.99%

June 15, 2004 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$4.10
Nancy Abbe Trust	06/15/2004	53,335,294	14,425,170	107,360		$1.92	$4.10
Colman Abbe	06/15/2004	53,335,294	14,425,170	53,680		$1.92	$4.10
Cranshire Capital, L.P.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$4.10
Romana Ltd.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	$4.10
Scot J. Cohen	06/15/2004	53,335,294	14,425,170	966,240		$1.92	$4.10
Bruce T. Bernstein	06/15/2004	53,335,294	14,425,170	80,520		$1.92	$4.10
Brian Daly	06/15/2004	53,335,294	14,425,170	26,840		$1.92	$4.10
Morris Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	$4.10
Aaron Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	$4.10
Ellis International Limited Inc.	06/15/2004	53,335,294	14,425,170	483,120		$1.92	$4.10
Michael Gantcher	06/15/2004	53,335,294	14,425,170	61,000		$1.92	$4.10
Joshua Silverman	06/15/2004	53,335,294	14,425,170	61,000		$1.92	$4.10

TOTAL				2,806,000	19.45%

March 29, 2006 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
Morris Wolfson	03/29/2006	68,403,410	36,483,724	100,000		$7.22	$4.10
Aaron Wolfson	03/29/2006	68,403,410	36,483,724	200,000		$7.22	$4.10
Iroquois Master Fund Ltd.	03/29/2006	68,403,410	36,483,724	1,400,000		$7.22	$4.10
Ellis International Limited Inc.	03/29/2006	68,403,410	36,483,724	600,000		$7.22	$4.10
Eli Levitin	03/29/2006	68,403,410	36,483,724	40,000		$7.22	$4.10
Abraham Wolfson	03/29/2006	68,403,410	36,483,724	60,000		$7.22	$4.10
South Ferry #2	03/29/2006	68,403,410	36,483,724	400,000		$7.22	$4.10
Ari Dani Corp. (f/k/a Sonia Corp.)	03/29/2006	68,403,410	36,483,724	200,000		$7.22	$4.10
Northfield Advisors Inc.	03/29/2006	68,403,410	36,483,724	1,000,000		$7.22	$4.10

TOTAL				4,000,000	10.96%

March 12, 2007 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	03/12/2007	72,403,410	38,780,639	486,080		$2.68	$4.10
Nancy Abbe Trust	03/12/2007	72,403,410	38,780,639	95,295		$2.68	$4.10
Colman Abbe	03/12/2007	72,403,410	38,780,639	47,648		$2.68	$4.10
Cranshire Capital, L.P.	03/12/2007	72,403,410	38,780,639	175,000		$2.68	$4.10
Romana Ltd.	03/12/2007	72,403,410	38,780,639	190,587		$2.68	$4.10
Scot J. Cohen	03/12/2007	72,403,410	38,780,639	928,352		$2.68	$4.10
Bruce T. Bernstein	03/12/2007	72,403,410	38,780,639	71,470		$2.68	$4.10
Brian Daly	03/12/2007	72,403,410	38,780,639	23,821		$2.68	$4.10
Morris Wolfson	03/12/2007	72,403,410	38,780,639	260,348		$2.68	$4.10
Aaron Wolfson	03/12/2007	72,403,410	38,780,639	460,547		$2.68	$4.10
Ellis International Limited Inc.	03/12/2007	72,403,410	38,780,639	733,020		$2.68	$4.10
Michael Gantcher	03/12/2007	72,403,410	38,780,639	21,000		$2.68	$4.10
Joshua Silverman	03/12/2007	72,403,410	38,780,639	52,287		$2.68	$4.10
Ellis Capital LLC	03/12/2007	72,403,410	38,780,639	653,301		$2.68	$4.10
Iroquois Master Fund Ltd.	03/12/2007	72,403,410	38,780,639	1,291,706		$2.68	$4.10
Eli Levitin	03/12/2007	72,403,410	38,780,639	110,137		$2.68	$4.10
Abraham Wolfson	03/12/2007	72,403,410	38,780,639	150,210		$2.68	$4.10
South Ferry #2	03/12/2007	72,403,410	38,780,639	290,487		$2.68	$4.10
Ari Dani Corp. (f/k/a Sonia Corp.)	03/12/2007	72,403,410	38,780,639	100,000		$2.68	$4.10
Northfield Advisors Inc.	03/12/2007	72,403,410	38,780,639	500,000		$2.68	$4.10
TOTAL				6,641,296	17.13%

* Does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

** Comprised of the total number of shares of our common stock that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliate of the selling security holders.

*** The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders.

+ Closing price of our common stock on March 27, 2008.

The following table provides further details on prior registration of shares of our common stock by the selling security holders.
Selling Security Holder	# Shares Registered for Resale in Prior Registration Statements	# Shares Registered for Resale that Continue to be Held	# Shares Sold in Registered Resale Transactions	# Shares Registered for Resale in Current Transaction
The Merav Abbe Irrevocable Trust	1,150,800	651,668	499,132	95,300
Nancy Abbe Trust	427,656	190,590	237,066	48,000
Colman Abbe	213,828	95,286	118,542	24,000
Cranshire Capital, L.P.	839,720	448,000	391,720	87,500
Romana Ltd.	855,307	546,469	308,838	95,294
Scot J. Cohen	3,919,592	1,610,992	2,308,600	341,320
Bruce T. Bernstein	320,743	71,470	249,273	35,735
Morris Wolfson	858,887	413,261	445,626	25,000
Aaron Wolfson	1,159,086	1,084,573	74,513	50,000
Iroquois Master Fund Ltd.	2,691,706	1,291,705	1,400,001	350,000
Ellis International Limited Inc.	2,828,640	713,674	2,114,966	216,510
Ellis Capital LLC	653,301	653,301	-	150,000
Michael Gantcher	82,000	70,500	11,500	10,500
Joshua Silverman	113,287	73,287	40,000	10,500
Brian Daly	106,910	35,732	71,178	11,911
Eli Levitin	150,137	130,137	20,000	10,000
Abraham Wolfson	210,210	210,210	-	15,000
South Ferry #2	690,487	690,487	-	100,000
Ari Dani Corp.	185,000	75,000	110,000	50,000
Northfield Advisors Inc.	1,500,000	250,000	1,250,000	250,000
Industrial Sonomechanics, LLC	-	-	-	45,000
JM Resources LLC	-	-	-	5,000

TOTAL	18,957,297	9,306,342	9,650,955	2,026,570

The number of shares outstanding* prior to Amendment No. 2 to Securities Purchase Agreements dated as of November 28, 2007 held by persons other than the selling security holders, affiliates of SulphCo and affiliates of the selling security holders was 44,749,440.

*Does not include any securities underlying any outstanding convertible securities, options, or warrants.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. Based on information we received from the selling security holders, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to this prospectus naming the broker-dealer as an underwriter, and sales will not be made until such amendment has been declared effective by the SEC. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

We have informed the selling security holders that during such time as they may be engaged in a distribution of any of the shares covered by this prospectus they are required to comply with the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or any other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.

We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum, and that Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

We have further advised the selling security holders and distribution participants that they are required to consult with their own legal counsel to ensure compliance with Regulation M. With respect to compliance by SulphCo with Regulation M, we have conferred with our securities counsel and will continue to confer with counsel to ensure compliance with Regulation M.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The financial statements for the year ended December 31, 2007, incorporated by reference in this prospectus, have been so included in reliance on the report of Hein & Associates LLP, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The financial statements for the years ended December 31, 2006 and 2005, incorporated by reference in this prospectus, have been so included in reliance on the report of Marc Lumer & Company, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by McDonald Carano Wilson LLP, Reno, Nevada.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC's website at http://www.sec.gov, or at our website at http://www.sulphco.com.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. This prospectus does not contain all the information contained in the registration statement. Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference. To see more detail, you should read the exhibits and schedules filed with our registration statement.

The SEC allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been sold:

(1)	Our Annual Report, on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 12, 2008;

(2)	Our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on March 13, 2008 and March 14, 2008.

(3)	The description of our common stock contained in our report on Form 8-A filed on October 3, 2005, including any amendments or reports filed for the purpose of updating that description.

(4)
In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be addressed to us as follows:

SulphCo, Inc.
4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX 77043
Attention: Mr. Stanley W. Farmer
Vice President and Chief Financial Officer
Telephone: (713) 896-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.